UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
SEC
MAR 02 2020
Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68542

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apollo Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	NY	10019-2701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Agnieszka Jackowska (212)-515-3277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

We, Martin Kelly and Agnieszka Jackowska, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Apollo Global Securities, LLC as of and for the year ended December 31, 2019, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Martin Kelly,
Chief Financial Officer

Agnieszka Jackowska,
FINOP

Subscribed to before me this
28 the date of February 2020

Notary Public

REBECCA K. MATHERS
Notary Public, State of New York
No. 01MA6378565
Qualified in Kings County
Commission Expires July 30, 2022

(SEC I.D. NO. 8-68542)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Apollo Global Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Apollo Global Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2020

We have served as the Company's auditor since 2011.

APOLLO GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS		
Cash and cash equivalents	$	77,803,494
Underwriting fees receivable		2,195,391
Receivable from related parties		2,320,027
Other assets		364,962
TOTAL ASSETS	$	82,683,874
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	392,569
TOTAL LIABILITIES		392,569
MEMBER'S EQUITY		82,291,305
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	82,683,874

See accompanying notes to statement of financial condition.

1. ORGANIZATION

Apollo Global Securities, LLC is a Delaware Limited Liability Company (the "Company") and a wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent"), a Delaware Limited Partnership. The Company was formed on March 3, 2010 and commenced business operations on March 30, 2011 when it was granted membership in Financial Industry Regulatory Authority ("FINRA"). Both the Company and the Parent are consolidated subsidiaries of Apollo Global Management, Inc. (the "Ultimate Parent," "Apollo," or "AGM").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and FINRA. The Company provides services relating to the placement of interests in private funds and partnerships, advice on merger and acquisition transactions, engages in underwriting on a firm commitment and best efforts basis, and the resale of securities pursuant to Rule 144A under the Securities Act of 1933.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash at financial institutions and money market funds. At times during the year, cash balances may exceed the insured limit.

Receivables—Underwriting fees recognized but not received are included in underwriting fees receivable on the Statement of Financial Condition. Transaction fees recognized but not received are included in receivable from related parties on the Statement of Financial Condition.

Receivable from related parties—The Company has a netting agreement with the Parent ("Netting Agreement") whereby payables and receivables between the Parent and the Company are set-off monthly resulting in a single net receivable or payable amount.

A net receivable or payable amount is included in the receivable from related parties or payables to related party on the Statement of Financial Condition. The Company settles its net receivable or payable with the Parent on a quarterly basis.

Pursuant to the servicing agreement between the Company and the Parent ("Servicing Agreement"), the Parent provides through related parties certain services, facilities and personnel as required for the Company to perform its broker-dealer business.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued guidance intended to provide financial statement users with more useful information about the expected credit losses on financial instruments held by a reporting entity at each reporting date. To achieve this objective, the new guidance replaces the incurred loss methodology in current GAAP with a methodology that reflects expected credit losses. The new guidance will affect entities to varying

degrees depending on the credit quality of the assets held by the entity, their duration, and how the entity applies current GAAP. The new guidance is effective for the Company on January 1, 2020. The new guidance will not have a material impact on the Company.

4. FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.

Fair Value Hierarchy—U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

Level I - Quoted prices are available in active markets for identical financial instruments as of the reporting date.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the financial instrument and includes situations where there is little observable market activity for the financial instrument. The inputs into the determination of fair value may require significant management judgment or estimation.

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value as they are short-term in nature. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of cash and cash equivalents, underwriting fees receivables and accounts payables and accrued expenses.

The fair value of the money market funds of $76,303,494 as of December 31, 2019 are categorized as Level I within the fair value hierarchy.

The Company does not hold any Level II or Level III financial instruments.

5. MEMBER'S EQUITY

The Company distributed $120,000,000 to the Parent during the year ended December 31, 2019.

6. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its Parent who is responsible for reporting such income or loss at the federal, state and local levels.

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. The Company has been and could, in the future, be involved in examinations, investigations or proceedings by government agencies and self–regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings.

On December 12, 2016, the CORE Litigation Trust (the "Trust"), which was created under the Chapter 11 reorganization plan for CORE Media and other affiliated entities, including CORE Entertainment, Inc. ("CORE"), commenced an action in California Superior Court for Los Angeles County, captioned Core Litigation Trust v. Apollo Global Management, LLC, et al., Case No. BC 643732, that was stayed on October 3, 2017, in favor of litigating in New York state court. On November 9, 2017, the Trust commenced an action in the Supreme Court of the State of New York, captioned Core Litigation Trust v. Apollo Global Management, LLC, et al., Index No. 656856/2017. The complaint names as defendants: (i) AGM and certain AGM affiliates including the Apollo-managed funds that were CORE's beneficial owners (the "CORE Funds"), (ii) Twenty-First Century Fox, Inc. ("Fox") and certain Fox affiliates, (iii) Endemol USA Holding, Inc. ("Endemol") and certain Endemol-affiliated entities, and (iv) the joint venture through which the CORE Funds and Fox beneficially owned CORE Media and Endemol Shine (the "JV"). The Trust asserts claims against (i) all defendants for tortiously interfering with $360 million in loans under the 2011 loan agreements entered into between CORE and certain Lenders, and (ii) certain defendants for alter-ego and de-facto merger. The Trust seeks $240 million in compensatory, unspecified punitive damages, pre-judgment interests, and costs and expenses. Under the parties' agreement, dated as of August 19, 2019, to settle and release all of the Trust's claims against Defendants, both the New York and California actions have been dismissed with prejudice.

Five shareholders filed substantially similar putative class action lawsuits in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida in March, April, and May 2018, alleging violations of the Securities Act in connection with the January 19, 2018 IPO of ADT Inc. common stock. The actions were consolidated on July 10, 2018, and the case was re-captioned In re ADT Inc. Shareholder Litigation. On August 24, 2018, the state-court plaintiffs filed a consolidated complaint naming as defendants ADT Inc., several ADT officers and directors, the IPO underwriters (including Apollo Global Securities, LLC), AGM and certain other Apollo affiliates. Plaintiffs generally allege that the registration statement and prospectus for the IPO contained false and misleading statements and failed to disclose material information about certain litigation in which ADT was involved, ADT's efforts to protect its intellectual property, and competitive pressures ADT faced. Defendants filed motions to dismiss the consolidated complaint on October 23, 2018. On May 21, 2018, a similar shareholder class action lawsuit was filed in the United States District Court for the Southern District of Florida, naming as defendants ADT, several officers and directors, and AGM. The federal action, captioned Perdomo v. ADT Inc., generally alleges that the registration statement was materially misleading because it failed to disclose ongoing deterioration in ADT's financial results, along with certain customer and business metrics. On July 20, 2018, several alleged ADT shareholders filed competing motions to be named lead plaintiff in the federal action. On November 20, 2018, the court appointed a lead plaintiff, and on January 15, 2019, the lead plaintiff filed an amended complaint. The amended complaint names the same Apollo-affiliated defendants as the state-court action, along with three new Apollo entities. Defendants filed motions to dismiss on March 25, 2019, and those motions are fully briefed. On July 26, 2019, the state court denied defendants' motions to dismiss, except it reserved judgment on the question whether it has personal jurisdiction over certain defendants, including the Apollo defendants. On September 12, 2019, all parties to the state and federal actions reached a settlement in principle that would resolve both actions. The plaintiffs in the federal action voluntarily dismissed their action on October 28, 2019, and the settlement will be submitted to the state court for approval. The settlement requires no payment from any Apollo defendants.

The Company enters into underwriting commitments. Transactions relating to such commitments settled during the year and there were no commitments outstanding as of December 31, 2019.

8. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2 percent of combined aggregate debit items computed as defined by the alternative net capital requirement rules. At December 31, 2019, the Company's net capital was $75,884,855, which exceeded the minimum requirement by $75,634,855. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and FINRA. There was a distribution payment in 2019 for $120,000,000.

9. RELATED PARTY ACTIVITY

As of December 31, 2019, the Company had a receivable from related parties of $2,320,027. There are no interest charges on related party receivables.

All of the advisory and transaction fees earned by the Company are generated in transactions with related parties of the Parent, including the portfolio companies of funds managed by such related parties, whereby the Company earns fees for its services. Advisory and transaction fees recognized but not received are included in receivables from related parties on the Statement of Financial Condition.

Receivable from related parties balance of $2,320,027 consists of a net receivable from the Parent and one portfolio company.

In accordance with the Servicing Agreement and Netting Agreement, the Company has the right to offset receivable and payable balances with the Parent. At December 31, 2019 the Company had a net receivable from the Parent of $2,121,157, included in receivable from related parties in the Statement of Financial Condition.

10. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the Statement of Financial Condition was issued and determined there were no subsequent events requiring adjustment or further disclosure to the Statement of Financial Condition.

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